UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-16489

A. FMC TECHNOLOGIES, INC. SAVINGS AND

INVESTMENT PLAN

(Full title of the Plan)

B. FMC TECHNOLOGIES, INC.

1803 Gears Road, Houston, Texas 77067

(Name and Address of Principal Executive Office

of Issuer of Securities Held by the Plan)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan

Committee of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/ Grant Thornton LLP

Chicago, Illinois

June 20, 2007

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(In thousands)

	2006	2005
Assets:
Investments, at fair value	$485,262	$397,569
Participants’ loans	12,908	11,750

Total assets	498,170	409,319
Liabilities:
Contributions refundable	96	41
Accrued administrative expenses	69	55

Total liabilities	165	96

Net assets available for benefits at fair value	498,005	409,223
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	834	1,075

Net assets available for benefits	$498,839	$410,298

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

(In thousands)

	2006	2005
Additions:
Net appreciation in fair value of investments	$70,044	$40,294
Interest and dividend income	17,644	10,424

Net investment income	87,688	50,718
Employee contributions	22,750	19,129
Employer contributions	11,876	10,348

Total additions	122,314	80,195
Deductions:
Benefit distributions to participants	33,361	32,056
Administrative expenses	412	491

Total deductions	33,773	32,547

Net additions	88,541	47,648

Net assets available for benefits, beginning of year	410,298	362,650

Net assets available for benefits, end of year	$498,839	$410,298

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the FMC Technologies, Inc. (the Company) Savings and Investment Plan (the Plan) provides general information. Participants should refer to the Plan text for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees and certain eligible part-time employees of the Company (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the FMC Technologies, Inc. Employee Welfare Benefits Plan Committee, acting on behalf of the plan administrator, the Company.

(b)	Contributions

Participants may elect to have their annual compensation reduced by up to $15,000 for 2006 ($14,000 for 2005), subject to adjustments to reflect changes in the cost of living, but not by more than 20% of their total compensation. The aggregate amount of such reductions is contributed to a trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $15,000 for 2006 ($14,000 for 2005). The aggregate of pretax and after-tax contributions cannot exceed 20% of a participant’s total compensation. Active employees who meet the following requirements are eligible to make catch-up contributions to the prescribed limit: (1) attain age 50 or older during the year, (2) already contributing at least 5% to the Plan on a pretax basis and (3) will reach the pretax contribution limit for the year. The amount of the catch-up contribution is $5,000 for 2006 and was $4,000 for 2005.

The Company makes matching contributions for all active participants, except for certain bargaining unit employees. The Company matches 100% of basic contributions up to 5% of each participant’s eligible compensation (Basic Contribution).

At December 31, 2006, 6,371 current and former employees participated in the Plan.

(c)	Trust and Recordkeeping

The Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments, with a minimum of 2%, to any of the available investment options. Company matching contributions to the Plan are allocated to the investment options selected by the participants. Prior to October 1, 2006, Company contributions were invested initially by the Trustee in the FMCTI Stock Fund. Participants were able to reallocate the Company contributions from the FMCTI Stock Fund to other investment options after the funds were placed into their accounts following each pay period.

(e)	Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is determined according to the following graduated schedule based on years of service.

Years of Service	Percent Vested
Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 or more	100%

(f)	Payment of Benefits and Forfeitures

Upon termination of service, death, disability or attainment of age 59 1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. The forfeited balances held in the Plan as of December 31, 2006 and 2005 were $274,000 and $49,000, respectively. Forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan.

(g)	Expenses

Certain administrative expenses of the Plan are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other plan expenses may be paid by the Plan from the forfeitures balance, or by the Company.

(h)	Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over not more than 60 months with interest at a reasonable rate as determined by the plan administrator. A participant may have up to two loans outstanding at any one time.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(j)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations of Plan earnings are based on the participant’s account balance while a fixed amount is charged to each participant’s account for administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

(b)	Investment Transactions and Income Recognition

Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

(c)	Valuation of Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

(d)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan’s financial position or results of operations.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was adopted during the 2006 Plan year and was retrospectively applied to the Statement of Net Assets Available for Benefits for December 31, 2005.

(e)	Payment of Benefits

Benefit distributions to participants are recorded when paid.

(3)	Party-in-Interest Transactions

Fidelity Management Trust Company provides certain accounting and administrative services to the Plan for which approximately $412,000 and $491,000 of expenses were charged for the years ended December 31, 2006 and 2005, respectively.

(4)	Investments

Investments at fair value, which represent 5% or more of the Plan’s assets available for benefits at December 31, 2006 and 2005, are separately identified below:

	December 31,
	2006	2005
	(In thousands)
FMCTI Stock Fund	$177,902	$131,070
Fidelity MIP II CL 2 Fund	69,623	72,277
Fidelity Diversified International Fund	30,491	—
Sequoia Fund	—	25,283
Fidelity Low-Priced Stock Fund	25,490	22,832

The Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Year ended December 31,
	2006	2005
	(In thousands)
Employer securities (FMCTI Stock)	$58,960	$35,843
Registered investment companies	9,044	3,848
Common collective trusts	2,040	603

	$70,044	$40,294

A majority of the Fidelity Managed Income Portfolio Class II, a common collective trust (“CCT”), is invested in guaranteed investment contracts (“GICs”) and synthetic GICs which are fully benefit responsive. As described in the Use of Estimates note, contract value is the relevant measurement attribute for GICs and synthetic GICs. Contract value, as reported to the Plan, represents the principal balances of the contracts, plus accrued interest at the stated rate, less payments received and contract charges by the insurance company.

(5)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter issued November 3, 2003, that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and exempt from Federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that, in all material respects, the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not currently subject to Federal income tax on their elective pretax contributions, Company contributions, investment income, or other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

(In thousands)
Net assets available for benefits per the financial statements	$498,839
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(834)

Net assets available for benefits per the Form 5500	$498,005

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the year ended December 31, 2006:

(In thousands)
Total additions per the financial statements	$122,314
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(834)

Total additions per the Form 5500	$121,480

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**		(e) Current value
*	FMCTI Stock Fund (FMC Technologies, Inc. Common Stock)	FMC Technologies, Inc. Common Stock 2,886,607 shares	$	N/A	$177,902

*	FMTC Institutional Cash Portfolio	Money Market Mutual Fund		N/A	8,818

*	Fidelity MIP II CL 2 Fund	Portfolio includes investment contracts offered by major insurance companies and other approved institutions		N/A	69,623

	John Hancock Classic Value Fund	Stock Value Fund		N/A	21,888

	Mutual Qualified Fund (Z)	Stock Long-term Growth Fund		N/A	18,341

	Sequoia Fund	Stock Long-term Growth Fund		N/A	23,484

*	Fidelity Puritan Fund	Stock and Bond Fund		N/A	9,367

*	Fidelity Magellan Fund	Stock Long-term Growth Fund		N/A	6,607

*	Fidelity Blue Chip Growth Fund	Large Companies Stock Fund		N/A	14,460

*	Fidelity Low-Priced Stock Fund	Stock Value Fund		N/A	25,490

*	Fidelity Diversified International Fund	Growth Mutual Fund of Foreign Companies		N/A	30,491
*	Fidelity Retirement Government Money Market Portfolio	Money Market Mutual Fund		N/A	18,095

(Continued)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued

December 31, 2006

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**	(e) Current value
*	Fidelity U.S. Equity Index Pool Fund	Stock Index Fund	N/A	$14,014

	PIMCO Total Return Fund – Administrative Class	Income Mutual Fund	N/A	5,813

	MSIFT Mid Cap Growth Portfolio – Administrative Class	Stock Long-term Growth Fund	N/A	8,139

	Royce Low-Priced Stock Fund	Stock Long-term Growth Fund	N/A	8,726

*	Fidelity Capital & Income Fund	Equity Income & Growth Fund	N/A	8,533

*	Fidelity Freedom Funds:
	Freedom Income Fund Freedom 2000 Fund Freedom 2010 Fund Freedom 2020 Fund Freedom 2030 Fund Freedom 2040 Fund	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) basing asset allocation on a target retirement date.	N/A N/A N/A N/A N/A N/A	1,372 280 3,290 5,568 2,788 2,173

*	Participant loans	Varying rates of interest 3.91% – 8.02%, 1,850 total loans outstanding	—	12,908

				$498,170

*	Party-in-interest.
**	Cost is not required for participant directed funds.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

By:	/s/ William H. Schumann, III
William H. Schumann, III
Executive Vice President and Chief Financial Officer

Date: June 25, 2007

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP)